Exhibit (d)(15)

TRANSFER ENDORSEMENT

This endorsement is part of the certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The endorsement is effective as of the date of issue shown on the certificate data page.

Section 6.4 Transfers. In subsection (f), the language “unless paid in cash” is deleted.

MODERN WOODMEN OF AMERICA

[
National Secretary] (1)

2025 TRANSFER-END	1